K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, MA 02111

Tel.: (617) 261-3246

Fax.: (617) 261-3175

June 23, 2010

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4041

Attn: Valerie J. Lithotomos

Re:	Eaton Vance Tax-Advantaged Bond and Option Strategies Fund (File No. 333-164369, 811-22380)

Dear Ms. Lithotomos:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of Eaton Vance Tax-Advantaged Bond and Option Strategies Fund (the “Fund”) is Pre-Effective Amendment No. 3 to the Fund’s registration statement on Form N-2 relating to Registrant’s initial issuance of common shares of beneficial interest, par value $.01 per share (“Pre-Effective Amendment No. 3”).

A total registration fee of $17,825 is being filed with Pre-Effective Amendment No. 3 to the Fund’s Registration Statement. The registration fee has been wired through the FEDWIRE system to the Commission’s account. Pre-Effective Amendment No. 3 transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Fund.

Included with Pre-Effective Amendment No. 3, both the underwriters and the Fund formally request acceleration of effectiveness of the Registration Statement to 10:00 a.m. EST on Thursday June 24, 2010.

Questions should be directed to the undersigned at (617) 261-3246.

Sincerely,
/s/Clair E. Pagnano
Clair E. Pagnano